

January 31, 2011

Frank T. Connor
Chief Financial Officer
Textron Inc.
40 Westminster Street
Providence, RI 02903

> Re: **Textron Inc.**
> **Form 10-K for Fiscal Year Ended January 2, 2010**
> **Filed February 25, 2010**
> **Form 10-Q for Fiscal Quarter Ended October 2, 2010**
> **Filed October 28, 2010**
> **File No. 001-05480**

Dear Mr. Connor:

We have reviewed your response letter dated December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 2, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 49

1.	Please refer to your response to our prior comment five. Based upon your response, it appears that you do not intend to disclose comparative financial information regarding the amounts of revenue, net income, and assets that have been recognized in your financial statements in connection with your strategic alliance with The Boeing Company ("Boeing"). In this regard, we note that you do not believe that the disclosure of such comparative financial information would be appropriate as (i) you do not account for the strategic alliance under the equity method of accounting and (ii) you are not subject to the disclosure requirements of ASC 323-10-50-3. However, we also note that the manner in which you have accounted for the strategic alliance differs significantly from the accounting treatment customarily applied to joint ventures and/or other strategic arrangements. Furthermore, based upon the significance of the V-22 aircraft program to your Bell segment, it appears that the revenue recognized under your strategic alliance may be material to your Bell segment and, possibly, your consolidated results. For the reasons cited above, we continue to believe that the disclosures requested in our prior comment would be important to your investors' understanding of your results and the related risks of this strategic alliance. In this regard, please tell us the amounts of revenue, net income, and assets that were recognized in your financial statements in connection with your strategic alliance for (a) each of your last three fiscal years and (b) your most recent interim reporting period. We believe that this information will allow us to better assess the materiality of such financial information relative to Bell's segment results and your consolidated financial statements. Please also expand the footnotes to your financial statements to summarize the requested information, if material.

Form 10-Q for Fiscal Quarter Ended October 2, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis

Revenues by Segment, page 22

2.   Please refer to your response to our prior comment one. We note that you do not plan to provide additional disaggregated information regarding the revenue recognized by your Textron Systems segment. In this regard, you appear to be concerned with the granularity of the information that you believe was suggested in our prior comment. Please note that we concur with your conclusion that it would not be meaningful to provide separate revenue information for operating units that do not contribute materially to Textron Systems' (i.e., the segment's) total revenue. However, we do believe that it may be appropriate to disaggregate, quantify, and disclose Textron Systems' revenue at a level that is both below total segment revenue and commensurate with how management already groups products for internal analyses. For example, it may be appropriate to separately quantify and discuss revenues for certain of the five operating units that were identified in your description of this segment on page two of the "Business" section of your Form 10-K. In this regard, it would appear unlikely that all five operating units produced less than six percent of the segment's total revenue. Furthermore, to the extent that the revenue attributable to any of those operating units is determined to be immaterial relative to total segment revenue, we believe that it would be reasonable for you to aggregate and disclose such revenue as "other." Please (I) revise your disclosure in future filings, as appropriate, and (II) provide your proposed expanded disclosure as part of your response. In addition, please clarify why it would not be meaningful to

provide similar disaggregated information related to your Industrial segment in both your annual and quarterly reports.

3.   Please refer to your response to our prior comment one. We note that you do not believe that it is necessary for you to separately disclose the amount of revenue generated from Cessna's aircraft sales versus aftermarket sales. In this regard, we acknowledge that, in your third quarter Form 10-Q, you identify lower sales volume for most of Cessna's aircraft model lines as the primary driver of the decline in revenue generated by the segment, as well as the increase in aftermarket sales as a factor that partially offset the decline in revenues resulting from the lower aircraft deliveries. However, the disclosure in your third quarter Form 10-Q does not provide any context regarding (I) the magnitude of the decline in revenue generated from aircraft sales relative to sales revenue recognized in prior years (e.g., the decline as a percentage of prior year's sales), (II) whether aftermarket sales represent a substantial portion of Cessna's sales, or (III) whether the $42 million increase in revenue generated from aftermarket sales during the nine-month period ended October 2, 2010 (i.e., as compared to the nine-month period ended October 3, 2009) represented significant aftermarket revenue growth. Therefore, please quantify for us aircraft sales and aftermarket sales for Cessna for each of last three fiscal years. Please note that we believe that separate quantification of the revenue generated from aircraft sales and aftermarket sales would provide investors with information that is meaningful for the assessment of revenue trends, revenue sustainability, and risk of further variability and/or decline – particularly, since current economic conditions and the declining backlog attributable to Cessna's aircraft (as noted from page 4 of your fiscal year 2009 Form 10-K and page 22 of your Form 10-Q for the quarterly period ended October 2, 2010) suggest that aftermarket sales may have a significantly greater influence on Cessna's revenue and results until the economy fully recovers. Furthermore, we believe that disaggregated information regarding the revenue generated from aircraft sales versus aftermarket sales may provide meaningful information regarding Cessna's results and related trends, if the profit margins attributable to each source of revenue differ. Lastly, quantification of the revenue related to Cessna's aircraft sales may provide meaningful information regarding the risk of the segment's contracts, inventory, long-lived assets, or goodwill becoming impaired.

For the reasons cited above, we believe that you should separately quantify and discuss revenue attributable to Cessna's aircraft sales and Cessna's aftermarket sales. Please expand your disclosure accordingly and provide your proposed expanded disclosure as part of your response.

4.   Please refer to your response to our prior comment two. Based upon your response, it appears that you plan to revise your MD&A disclosure regarding Bell's revenue to quantify the number of V-22 tiltrotor aircraft and H-1 helicopters delivered during each of your comparable reporting periods. However, such disclosure was not the intent of our prior comment. Given that the purpose of the disclosure regarding Bell's revenue is to contribute to a meaningful analysis of the comparable financial information reported for

both that segment and your company's consolidated operations, we believe that it would be appropriate for you to disclose the <u>absolute amount of revenue</u> generated by each of the major aircraft programs for your comparable reporting periods. We believe that this disclosure will provide additional context regarding the significance of the revenue growth attributed to the V-22 and H-1 programs, relative to the program revenues realized in prior periods. In this regard, we do not believe that your proposal to disclose the quantity of aircraft delivered during each of your comparable reporting periods will provide a similar perspective with regard to the programs' revenue growth. Furthermore, given that (I) the Bell segment is the largest contributor to your consolidated revenues, (II) Bell's U.S. government revenue for the nine-month period ended October 2, 2010 represented approximately 66.5% of the segment's total revenue and 20.4% of your company's consolidated revenue for that period, and (III) the V-22 and H-1 programs appear to contribute a substantial portion of Bell's U.S. government revenue, we believe that quantification of the revenue generated by the V-22 and H-1 programs may be material to investors' understanding of the results/performance of both the Bell segment and your consolidated operations.

Based upon the observations noted above, please revise your MD&A to disclose the absolute amount of revenue generated by your V-22 and H-1 programs, rather than solely disclosing the amount by which revenues attributable to these programs changed between comparable reporting periods. Furthermore, expand your MD&A to provide supplemental narrative disclosure that focuses on both the underlying factors (e.g., timing of deliveries, changes in quantities ordered, realized efficiencies in production, etc.) and trends that have contributed to material volume/delivery variances realized with regard to the V-22 and H-1 programs, rather than solely quantifying the number of V-22 and H-1 aircraft delivered during each reporting period. In this regard, we believe that an analysis of the underlying factors and trends that contributed to volume changes will allow readers of your financial statements to more fully assess the extent to which the revenue and revenue growth attributable to each of your major aircraft programs can be expected to fluctuate in future reporting periods. Your current disclosure, which states that revenue increased due to increased customer demand, does not explain the underlying reason for the change in sales. Please provide your proposed expanded disclosure as part of your response.

Segment Profit, page 24

5.   We have reviewed your response to our prior comment three. However, we continue to believe that you should present, analyze, and discuss the significant components of costs incurred/recognized by each of your segments. In addition, we do not concur with your belief that your current MD&A presentation and analysis provides investors with a more meaningful understanding of the underlying factors that have affected segment profit and/or consolidated results.

With regard to the conclusions that we reached in the paragraph above, we first note that one of the purposes of discussing and analyzing the results of your segments in MD&A is to further readers understanding of your consolidated results. Given that the costs reported on your consolidated statements of operations substantially reflect the aggregation of costs incurred by your individual reportable segments, we believe that this objective would be most effectively accomplished if your MD&A disclosure included quantification of each segment's costs, and the material components thereof. Furthermore, given that your consolidated results only capture the <u>net</u> impact of any changes in the costs incurred by your individual segments, we believe that quantification of each segment's costs would provide investors with an understanding of how changes in the costs incurred by specific segments, as well as your segments' cost structures, directly impact your consolidated results. For example, we note that your company's costs of sales, which consistently represent greater than 75% of your company's total operating costs, declined by $144 million for the nine-month period ended October 2, 2010, as compared to the nine-month period ended October 3, 2010. However, based upon the revenue and segment profit reported for Cessna for each of those reporting periods, it can be inferred that (I) the decline in Cessna's costs of sales was substantially greater than $144 million and (II) the decline in Cessna's costs of sales must have been offset by increases in costs of sales at your other segments. In this regard, we believe that quantification of the costs incurred by each of your segments would not only allow investors to assess how fluctuations in each segments' costs have directly impacted the consolidated costs reported in your financial statements, but also would allow investors to assess the significance of each segment's costs to your company's consolidated cost structure. We believe that this information is meaningful for purposes of analyzing trends and projecting future performance of your company as a whole.

In addition, we believe that the presentation and discussion of the costs incurred by each of your segments would facilitate a more meaningful analysis of each segment's results, and changes thereto. In this regard, it appears that you believe that isolating the impact that changes in volume have had on segment profit allows your disclosure to focus on non-volume related events and trends, as well as other material factors such as inventory write-downs and changes in warranty expense. However, we note that the presentation, quantification, and analysis of segment costs would not preclude, and presumably would include, a discussion of the impact that each identified factor, event, and trend – including changes in volume – has had on the various classifications of segment costs that you would present. In addition, we note that enhanced disclosure regarding segment costs would provide additional information regarding each of your segment's cost structures and allow for the evaluation of factors and trends that are otherwise unobservable due to the nature and format of your current disclosure. For example, quantifying the impact that volume changes have had on segment profit or loss, without providing a direct analysis of segment costs, does not provide any insight regarding the fixed versus variable nature of the costs incurred by your segments. We believe that understanding the fixed versus variable nature of your segments' cost structures – and more specifically, the extent to which <u>costs</u> are directly impacted by changes in sales volume – is (A) material to the assessment of trends and (B) necessary for readers to develop expectations with regard to your future results. Furthermore, we note that the quantification and presentation of segment costs may facilitate a more meaningful discussion and analysis of the impact of factors such as the cost saving initiatives implemented by your Industrial segment (as noted from your discussions of both consolidated costs of sales and segment profit for the Industrial segment in your Form 10-Q for the quarterly period ended October 2, 2010).

In addition, we note your statement that segment profit is the measure that you use to evaluate the performance of your segments for compensation purposes. However, performance measures used for purposes of compensation are not necessarily the basis that investors should use to evaluate your results and not necessarily representative of the level at which results are analyzed internally for purposes of allocating resources and managing your reportable segments. Furthermore, your reference in MD&A to the cost reduction initiatives implemented at the Industrial segment suggests that costs are analyzed and evaluated in connection with the management of your segments. For the reasons cited above, we believe that presenting, analyzing, and discussing the material cost categories recognized by each of your segments would be consistent with the MD&A objective to provide investors with a view of your company through the eyes of management and would be useful to investors. To the extent that you disagree, and in doing so, represent to us that management does not analyze costs for purposes of evaluating segment results and allocating resources, please provide us with a copy of the reports that management reviews as part of your response.

Finally, we note your conclusion that reporting components of segment costs for each reporting period would not be meaningful, given that a significant portion of your revenue is earned under long-term government contracts that are accounted for under the percentage of completion method of accounting. However, we also note that you must perform detailed analyses of the costs incurred under your long-term contracts on a periodic basis (presumably each quarter), due to the accounting treatment that has been applied to such contracts. In this regard, it would appear reasonable to expect that management also uses such costs analyses for purposes such as (i) identifying trends, (ii) determining cost overruns and under-runs, (iii) estimating margins, and (iv) making decisions regarding the management of your segments, including the allocation of resources. Furthermore, we note from your response to our prior comment five that certain government contracts are fixed-price contracts. In this regard, it would appear that analyzing and managing the costs attributable to such contracts would be material to your effort to maximize the contracts' profits. For the reasons cited above, we believe presenting, discussing, and analyzing the costs incurred by your segments that enter long-term contracts with the government would still be (a) appropriate and (b) consistent with the MD&A objective to provide readers with a view of your company through the eyes of management. While we acknowledge your statement that contracts are reviewed and analyzed "based on detailed analyses of contract costs for the total contracts over the respective periods of performance and [are] not evaluated based on actual costs incurred in any particular period," it would appear that an analysis of the costs incurred during a particular period, as well as the changes thereto, would be necessary to ensure that revenue and cost recognition are appropriate for the reporting period.

For the reasons cited above, please revise your MD&A disclosure regarding segment results to present, analyze, and discuss segment costs, as well as the material components thereof. In this regard, we continue to believe that the use of additional tables may allow for the most clear and concise presentation of such information. As stated in our prior comments, please give appropriate consideration to the level at which costs should be disaggregated for purposes of presentation in your tables, as well as for your discussion and analysis. For example, since costs of sales represent such a significant portion of each segment's total operating expenses, further disaggregation would appear appropriate. Please provide your proposed expanded disclosure as part of your response.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief